Synergen Law Group A Professional Law Corporation

September 16, 2010

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:           Poway Muffler and Brake, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 2 (the “Second Amendment”') to the above-captioned Registration Statement in response to the comments in your letter dated April 30, 2010.  The responses, in italics below, are in direct correlation to your numbered comments.

General

Comment No. 1

It appears that the $0.05 per share price of the shares you are registering is the same price or less than that the selling shareholders paid for their shares in private placements. As such, it appears the $0.05 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.05 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

In response to this comment, the Company has changed the per share price from $0.05 to $1.10.

Comment No. 2

Please submit a redlined version of your next amended Form S-I on EDGAR and ensure that the redlined version marks all changes in the document

In response to this comment, the Company shall submit a redlined version of all future amendments filed on EDGAR.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184

Mr. John Stickel
September 16, 2010
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Comment No. 3

Please reconcile your use of the phrase "Company" throughout. For example, it appears from page 1 that Company refers to Power Muffler and Brake, Inc., but the disclosure in the financial statements beginning on page 20 seems to use the word Company to refer to Ross Investments.  In addition, clarify whether "PMB" and "Company" refer to you prior to the merger with Ross, or subsequent to the merger.

In response to this comment, we have amended the Registration Statement to clarify that the term "Company" refers to Ross Investments, Inc. prior to and after the merger with Poway Muffler and Brake, Inc. (a California corporation).  Since Ross Investments, Inc. changed its name to Poway Muffler and Brake, Inc. at the time of the merger, the term "Company" refers to Poway Muffler and Brake, Inc. post-merger.  Accordingly, when we refer to Poway Muffler and Brake, Inc. prior to the merger with Ross Investments, Inc., we have used the term "PMB-CA."

Prospectus Cover

Comment No. 4

You state here that your common stock has no voting rights. On page 10 you state that your common stock holders are entitled to one non-cumulative vote per share on all matters on which shareholders may vote.  Please reconcile these statements.

In response to this comment, the Company has deleted the statement that the common stock has no voting rights..

Prospectus Summary, page 1

Comment No. 5

Please expand your disclosure to discuss the fact that Ross Investments was dormant in 2007 and 2008 until the merger with Poway Muffler and Brake, Inc.

In response to this comment, we have expanded our disclosure accordingly.

Comment No. 6

Refer to the third paragraph. We note that you reference financial data for the nine months ended September 30, 2009. Please update to reflect financial data for the fiscal year ended December 31, 2009.  In addition, please update throughout your filing as necessary.

In response to this comment, we have updated our financial data per your request.

Mr. John Stickel
September 16, 2010
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Comment No. 7

Please revise here and throughout as needed to indicate losses by use of parentheses.

In response to this comment, we have revised the financial data to indicate losses by use of parenthesis.

Summary Financials, page 2

Comment No. 8

Please revise to include the table that provides summary consolidated financial statement data as of December 31, 2009.

In  response to this comment, we have amended the Registration Statement to include financial data as of December 31, 2009.

Risk Factors, page 3

Comment No. 9

Please add a risk factor to discuss the risks associated with your reliance on two full-time employees and what their loss to your business would mean. If true, also include a risk factor discussing the fact that there are no independent directors to provide management oversight.

In response to this comment, we have added the requested risk factors.

Comment No. 10

Please add a risk factor discussing the added costs of being a public company.  Discuss the risks associated with the fact that the officer of the company does not have any previous experience managing a public company and the difficulties in maintaining acceptable internal controls in regards to financial reporting with only one officer/director.

In response to this comment, we have added the requested risk factor.

Comment No. 11

Include a risk factor discussing the fact that selling shareholders are offering a significant percentage of your outstanding shares pursuant to this registration statement and that this fact will make it

Mr. John Stickel
September 16, 2010
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unlikely that you will be able to make a successful offering of your securities to raise capital in the near term.

In response to this comment, we have added the requested risk factor.

We may have difficulty meeting our retail expansion goals, page 3

Comment No. 12

We note that this risk factor focuses on the challenges related to locating suitable sites and negotiating acceptable lease or purchase terms.  However, it appears that your limited financial resources also pose a significant challenge to your expansion goals. Please either expand this risk factor or add a new risk factor to highlight your limited funds and how this could impact your goals. Please also quantify your expected near and long term capital needs.

In response to this comment, we have added the requested risk factor. We have also added more detailed information about our intended expansion schedule in the subsection  PLAN OF OPERATIONS > Long Term Goals>/ Expansion.

Selling Shareholders, page 7

Comment No. 13

Please reconcile your disclosure here regarding the Regulation D offering being completed in April 2004 with your disclosure in the Issuance of Unregistered Securities on page 32.

In response to this comment, we have reconciled the disclosure of our April 2004 issuance of unregistered securities.

Comment No. 14

Please expand your disclosure to identify the individual or individuals at Black Marlen, Inc., Davidson Trust, Equisource Financial, Inc., and Intercorp, Inc. who exercise voting control and/or investment control over the securities being offered for sale.

In response to this comment, we have amended the Registration Statement to include the requested information.

Plan of Distribution, page 9

Comment No. 15

Please revise to clarify that each of the selling shareholders may be deemed an underwriter.

Mr. John Stickel
September 16, 2010
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In response to this comment, we have added the requested clarification.

Description of Securities, page 9

Comment No. 16

Please remove the first sentence of the third paragraph on page 10 as it is a legal conclusion.

In response to this comment, we have removed the sentence as requested.

Description of Business, page 11

Comment No. 17

Please revise to remove the marketing language throughout this section or provide support when appropriate. For example, provide support for or remove your statement that owning a custom tube bending machine provides you with an "extreme competitive advantage." Explain what competitive advantage you gain relative to others by the fact that the average age of automobiles has been increasing.  Describe how your customers can save 40% when needing a catalytic converter replaced and how you determined this percentage. Provide support for your statement related to your growth in recent years, particularly as compared to your increasing net losses. Provide support for your claim that you have already yielded significant results from the relationship you formed with a local body shop in 2008. Also, provide support for your belief that relationship may provide as much as a 15% increase in revenues and disclose whether there is a written contract related to this relationship. Provide a basis for your belief that the fleet servicing program may be another significant contributor towards your profitability. Also, explain how your ability to service large and custom vehicles gives you a market advantage over local competitors, and provide support for the inference made that local competitors do not have the capability to service such vehicles. Please explain how your climate provides any level of competitive advantage, particularly given that the majority of your competition is likely local.

In response to this comment, the Company has amended our Description of Business pursuant to request.

Available Information, Page 13

Comment No. 18

Please revise to reflect the correct address for the SEC public reference facility:  Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

In response to this comment, the Company has made the suggested revision.

Mr. John Stickel
September 16, 2010
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Comment No. 19

Please remove the statement that the registration statement includes only summaries of the material terms of the referenced contracts, agreements or documents of the company.

In response to this comment, the Company has removed the statement as requested.

Report of the Independent Registered Public Accounting Firm, page 15

Comment No. 20

Refer to the second paragraph of the report.  It appears that the report is qualified since the independent accounting firm's report indicates that there was an exception that the audit was in accordance with the standards of the Public Company Accounting Oversight Board. Please either tell us what the exceptions are or correct the report as necessary. Note that in accordance with SAB Topic l(E)(2), the Staff does not consider the requirements for audited financial statements met when the auditor's opinion is qualified.

There is no qualification of the auditor’s opinion.   The leading clause in the second paragraph of the auditor’s report has been removed by the auditor and a revised Report has been included in the Registration Statement.

Balance Sheet, page 16

Comment No. 21

Please explain to us why the amount of inventory as reported on your balance sheets is the same for each period presented.

The inventory is the same for each period presented because a standard set of mufflers is kept on hand, for contingency use.  It is a set that was developed over the years.  As mufflers are installed, they are immediately re-ordered.

Note 1; Organization and Description of Business, page 20

Comment No. 22

Please tell us in greater detail why you consider the merger with Ross Investments, Inc. a reverse acquisition of the Company.  We note that pursuant to the Share Exchange Agreement 100,000 shares of Poway Muffler and Brake, Inc. were converted into 100,000 shares of the Company (Ross Investments, Inc.).  Since Ross Investments, Inc. had 1.3 million shares outstanding at the time of the

Mr. John Stickel
September 16, 2010
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Merger, it does not appear that the shareholders of Poway Muffler and Brake, Inc. obtained operating control of the combined company after the merger.

The auditor mistakenly characterized the merger as a reverse merger.  The auditor's notes have been amended by deleting the word “reverse” where it appears in the Notes, in particular the 3rd paragraph of Note 1.

Going Concern. page 21

Comment No. 23

Please discuss here, and perhaps in the Description of Business section on page 11, what personnel changes you are referring to and the timeframe of such changes.

In response to this comment, the Company's auditor has removed the reference to employee turnover after having discussion with management and learning that any employee turnover was not out of the ordinary course of business and no unusual personnel changes are expected in the future.

Inventory, page 22

Comment No. 24

Please disclose the major classes of inventory and provide all other disclosure required by Rule 5.02 (6) of Regulation S-X.

In response to this comment, the Company's auditor has revised Note 2 to disclose the major classes of inventory.

Note 6:  Capital Structure, page 25

Comment No. 25

We note your disclosure that 100,000 shares were issued to the former stockholders of Ross Holdings to consummate the merger. From disclosure elsewhere in your filing, it appears that the 100,000 shares were issued to the stockholders of Poway Muffler and Brake, Inc. Please advise or revise as appropriate.

The response of the Company's auditor was that the 100,000 shares issued to former stockholders of Ross Holdings were replacements for their stock surrendered and cancelled in the merger transaction.   The  term “former” was misleading as they were, and are, stockholders.  These two stockholders are correctly listed in the Security Holder  Listing for December 31, 2009, per the transfer agent “Transhare."  In a parallel transaction 100,000 shares of the original Poway Muffler and Brake Inc. were  exchanged for an equal number of Ross shares.    This was not effected until after the year-end,  therefore the transaction does not show up in the Statement of Equity or the Security Holder Listing.

Mr. John Stickel
September 16, 2010
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The disclosure has been revised accordingly.

Management Discussion and Analysis of Financial Condition, page 27

Please revise to clarify that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

In response to this comment, we have deleted the paragraph regarding forward-looking statements.

Results of Operations, page 27

Comment No. 26

It is unclear what the first two sentences of this section have to do with your results of operations. Please remove or relocate this disclosure or explain how these facts impact your results.

In response to this comment, we have removed the first two sentences as requested.

Long Term Goals, page 28

Comment No. 27

Please provide greater details and support for your plans to expand to six locations in the next 36 to 60 months and your ability to fund such expansion from operations. For example, discuss whether you have identified any potential locations or have conducted research to determine the potential demand for such facilities. Also discuss the difficulties you are likely to face in funding this expansion from operations given your current economic condition and the challenges you will likely face if you seek outside funding. Also, discuss the impact to existing shareholders if you ultimately must rely on raising capital through the sale of stock. In each case, quantify your capital needs and identify expected sources of such capital.

In response to this comment, we have amended this section as requested.  This section states the anticipated capital needs of approximately $120,000 per store, or $720,000 for total anticipated expansion of 6 stores.  We also state that we hope to use funds generated from operations to accomplish our goals, however, given our current earnings, we may need to issue additional stock.

Mr. John Stickel
September 16, 2010
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Directors. Executive Officers. and Control Persons, page 28

Comment No. 28

In response to this comment, we have amended this section as requested.

Security Ownership of Certain Beneficial Owners and Management, page 29

Comment No. 29

Please explain why the 100,000 shares beneficially owned by Bruce Penrod are not reflected in the table.

In response to this comment, the Company has included Mr. Penrod in the list of shareholders owning 5% or more of the Company's stock.

Comment No. 30

Please reconcile your disclosure on page 29 that there are 9,625,000 shares issued and outstanding, with your disclosure on page 30 that there are 1,460,000. Please also reconcile this 1,460,000 figure with the financial statements which indicate that there are 1,360,000 shares issued and outstanding.

The reference to 9,625,000 shares outstanding was an error, and has been corrected.   With respect to the correct number of shares issued and outstanding, Mr. Ligi was to be issued 100,000 shares of Ross (now PMB) through the Merger in December 2008.  It has recently come to the Company's attention that those shares were never issued.  Therefore, the number of issued and outstanding shares reflected in the financial statements are correct.  The Company has corrected that error and Mr. Ligi's 100,000 shares were issued on August 26, 2008.  The Company has amended the Registration Statement to clarify that Mr. Ligi's 100,000 shares were issued after the June 2010 financial statements were prepared.

Issuances of Unregistered Securities, page 32

Comment No. 31

Please reconcile the disclosure in the table on page 29 that Mr. Ligi beneficially owns 200,000 shares, with the disclosure here showing that he received 100,000 shares contemporaneous with the merger. Please also correct the typo here reflecting that he was issued 1000,000 shares.

Prior to the Merger, Mr. Ligi owned 100,000 shares of Ross Investments, Inc.  After receiving the additional 100,000 shares that were issued to Mr. Ligi in the Merger, the total number of shares owned by him is, in fact, 200,000.   The Company has added a note to the table to clarify that the 200,000 shares owned by Mr. Ligi includes the shares owned by him prior to the Merger.

Mr. John Stickel
September 16, 2010
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Comment No. 32

With respect to the July offering, indicate the value of the services rendered in exchange for the shares.

In response to this comment, the Company has included a sentence indicating the value of services rendered in exchange for the shares.

Comment No. 33

Please indicate the specific exemption from registration relied upon for the December, 2008 issuance of securities. Also, indicate whether any other shares were issued in the merger and provide facts supporting the exemption relied upon.

In response to this comment, the Company has amended the Registration Statement to include the requested information.

Signatures, page 34

Comment No. 34

Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

In response, the Company has revised the signature line to reflect that Mr. Ligi is the Principal Accounting Officer.

Exhibit 5.1

Comment No. 35

 Please revise to remove the assumption related to the due execution and delivery of all documents, or to except the company from this assumption.

Mr. John Stickel
September 16, 2010
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Consent of Independent Registered Public Accounting Firm. Exhibit 23 .1

Comment No. 36

Please provide an updated consent of the independent registered accounting firm. The current consent included in your filing references the wrong form, an incorrect year-end, and an incorrect date for the auditor's report.

Comment No. 37

The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

Encl:   As Noted